Exhibit 99.2

202 1 Upda t e

Highlights 03
Financial Summary 04
CEO Operational Summary 05
Core Technology 08
Photos 09
Financial Statements 12
Additional Information 19

2

HIGHLIGHTS

Cash	$23.2M increase in our cash and cash equivalents to $23.7M as of December 31, 2021, compared to $496,000 as of December 31, 2020
Profitability	$13.4M operating loss in 2021, including $6.6M for share base compensation $17M net loss in 2021 $8.4M operating loss in Q4, including $6.1M for share based compensation $11.3M net loss in Q4
Activities	Signed 2 strategic distribution agreements targeting approximately $174M over a 7-year period, subject to regulatory approvals Collaboration of Company with Sheba hospital, ranked by Newsweek magazine as one of the top 10 hospitals in the world (Times of Israel 3 March 2021 Investors exercised $9.4m in tradeable warrants at $5.50 per share

SUMMARY

Our business has shown strong resilience during these unprecedented times. Despite the challenges of Covid-19, we proceeded with proprietary technological development and testing, while completing an Initial Public Offering on the Nasdaq Capital Market raising approximately $16M before deducting expenses.

Our operational capabilities have improved sequentially due to our setting up and moving to a new, larger facility. Additionally, we have increased our specialized staff to include experts in the fields of Regulatory Affairs & Quality Assurance, Clinical Trial Development, CTO, Product Management, Industrial Designers and Mechanical Engineering, Software Development, Operations & NPI Management, IP Management, Business Development, Marketing and ECMO perfusionist.

We believe the progress we made this last year has positioned us for a successful advancement in our operations in 2022. We are working closely with world renowned key opinion leaders who have joined our Scientific Advisory Board: Prof. Daniel Brodie MD, President of the Extracorporeal Life Support Organization (ELSO) and Prof. Eddy Fan MD, Expert in Critical Care Medicine & Extracorporeal.

While we invest in our product roadmap and advanced technologies, we continue to be the focus of strategic partners and agreements to drive readiness towards our regulatory and business pathway, closely managing working capital. It is important to manage our cash diligently to ensure we are ready for any scenario.

3

F I N A N C I A L 4 S U M M A R Y Capital Raising P r o f i t a b i l i t y Ca s h On July 16 , 2021 , Inspira completed the closing of its initial public offering of an aggregate of 2,909,091 ordinary shares ( “ IINN ” ) and 3,345,454 ( “ IINNW ” ) warrants to purchase ordinary shares. The gross proceeds of the offering were approximately $ 16 M before deducting underwriting discounts, commissions and offering expenses. In October 2021 , the Inspira increased it ’ s cash balance by approximately $ 9.4 M, due to investors exercising warrants at $ 5.50 per share. The net loss for the year ended December 31, 2021, was $17M, compared to a net loss of $7.2M for the year ended December 31, 202 0. Cash & cash equivalents were $23.7M as of December 31, 2021,compared to $496,000 as of December 31, 2020. The increase mainly reflects the IPO proceeds and the warrants exercise proceeds less cash used in operations, during the year ended December 31, 20 21.

CEO OPERATIONAL SUMMARY

Dagi Ben-Noon, CEO, Director, and Co-Founder of Inspira

Former Co-Founder, COO and Director of Nano Dimension Ltd. (Nasdaq: NNDN)

"Inspira targets to prevent the need for mechanical ventilation with Augmented Respiratory Technology, has already signed pre-conditional distributor agreements in both the U.S. and Europe"

"While we invest in our product roadmap, advance technology, clinical and go to market activities, we closely manage working capital. It is important to manage our cash diligently in order to ensure we are ready for any scenario and potential business opportunities in 2022 and 2023"

We believe we have received a strong reception in 2021, with the market discovering our value proposition and we continue to believe that the acute respiratory failure market has a significant unmet need. Our mission is to provide an alternative to invasive mechanical ventilation for acute respiratory patients who continue to deteriorate while being treated with non-invasive ventilation treatment. This is the current patient pathway for millions each year and we strive to deliver a new scalable solution to fulfill an unmet need of a Multi Billion-dollar growing market.

As part of our pathway, we continued to strengthen our technological developments. In order to accommodate natural company growth we entered a new larger facility designed with the required workspace including development and testing labs for the ongoing operations of the company. We have been strongly focused on our sensors using optical technologies and progressing product design reviews with market requirements and medical experts.

We believe that we are on track to reaching advanced stages of validation and verification of our ECLS (Extracorporeal Life Support) system and intend to submit aa Class II 510(k) to the U.S. Food and Drug Administration (FDA) during the first half of 2023. Technological advancement of the key components and technologies continue for the ART, as we have recruited experts in leading sectors around the advanced technological advancement of it's core technologies expected to support the ART as a new standard of care with designed features and capacities that are unique to Inspira.

- Non-invasive ventilation (NIV) - is the delivery of oxygen (ventilation support) via a face mask and therefore eliminating the need of an endotracheal airway.
- Invasive mechanical ventilation - is positive pressure delivered to the patient's lungs via an endotracheal tube or a tracheostomy tube.

5

CEO OPERATIONAL SUMMARY CONTINUED

2022 TARGETS MILESTONES

New Technology Reveal

Drive strategic agreements

Advance stage of ECLS V&V (Verification & Validation) testing in preparation of FDA submission, planned for the first half of 2023

2021 TO DATE ACHIEVEMENTS

We have been highly focused on advancing product developments, including filing PCT(Patent Cooperation Treaty) patent applications for our flagship ART and Proprietary Method of Use, for Novel Dual Lumen Cannula Used for Blood Oxygenation as well as a patent application filed for a Supportive Device to be utilized with the ART Device.

A center of development has been around the company's proprietary Hemo Protective Technology to be integrated into the ART. The proprietary non-invasive blood sensors using optical technology on AI developed algorithms during 2022 is expected to reach a strategic milestone. Inspira continues to be under the spotlight of global medical device companies. The company is also progressing several partnering opportunities for the manufacturing of key technological components of the ART & ECLS. We are currently working on a software development with GlobalLogic, a Hitachi Group Company.

As part of our preparations for clinical and go to market related milestones, we collaborated with Sheba Medical Center on our Breakthrough Respiration Treatment, intended to be used on severely ill patients, subject to regulatory approvals.

We believe that the market is already showing considerable interest with Inspira Technologies having already signed strategic agreements for U.S. & Europe for the Deployment of ART Systems to potentially provide $386 million to Inspira Technologies over a 7-year period, subject to completion of development and regulatory approval.

6

inspira Breathing. Empowered.

CEO OPERATIONAL SUMMARY CONTINUED

We have a world-renowned Chairman of the Board. We are gaining growing support from world-renowned leading medical opinion leaders have joining Inspira's Scientific Advisory Board being actively involved in the clinical pathway of the company's products.

Chairman of the Board

Prof. Benad Goldwasser, MD is a urologic surgeon, inventor, entrepreneur and venture capitalist with extensive experience leading high growth, publicly-traded medical device companies. He co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT) and co-founded Medinol Ltd., in partnership with Boston Scientific (NYSE: BSX).

Prof. Goldwasser has served as Chairman at Save Foods, Inc. (OTC: SAFO) since May 2018 and as Chairman of ScoutCam Inc. (OTC: SCTC) since March 2019, as well as a Director at Innoventric Ltd. since September 2017. He is the former Chairman of Medigus Ltd. (Nasdaq and TASE: MDGS) and was a consultant to the Shanghai-Israel Investment Fund. In 2016 Prof. Goldwasser launched a venture capital fund partnered with Shanghai Alliance Investment Ltd (SAIL), a Shanghai Government investment company.

Scientific Advisory Board (Joined as of January 2021)

Prof. Daniel Brodie, MD, President of the Extracorporeal Life Support Organization (ELSO) and the chairman of the Executive Committee of the International ECMO Network (ECMONet). Prof Brodie is also Section Chief for Critical Care within the Division of Pulmonary, Allergy and Critical Care Medicine, the Director of the Adult ECMO Program and the Director of the Center for Acute Respiratory Failure at Columbia University/New York-Presbyterian Hospital.

Prof. Eddy Fan, MD, an associate professor in the Interdepartmental Division of Critical Care Medicine and the Institute of Health Policy, Management and Evaluation at the University of Toronto and a staff intensivist at the University Health Network/Mount Sinai Hospital and medical director of the extracorporeal life support program at Toronto General Hospital.

Dr. Stephane Ledot, MD, is a world-renowned expert in critical care, ECMO, anesthesia and echocardiography. His specialized in anesthetics and intensive care at University de la Mediterranean in Marseille, France, as well as fellowships in ECMO at the National Health Services, in the United Kingdom and cardiothoracic anesthesia from Harefield Hospital.

Dr. Stavi, MD, has lead Extracorporeal Life Support programs, and treating cardio and hemato-oncology patients in the ICU. Prior to joining Critical Care at the University of Toronto, he served as a senior intensive care physician at the Tel Aviv Sourasky Medical Center in Israel where he initiated its institutional extracorporeal membrane oxygenation (ECMO) program.

7

The plug - and - play disposable cartridge together with our autonomous self - priming of the entire blood circuit (Disposable cannula and respiratory support unit), potentially further reduces the need for a perfusionist , making it more suitable to extend deployment of ART from ICUs to General Medical Unit settings. The d ual lumen cannula is designed to draw blood at a rate of 1 - 1.5 Ltr per minute C O R E T E C H N O L O G Y Early - Stage Extracorporeal Respiratory Support in Awake Patients A system specifically designed to provide continuous low volume venous - venous early - treatment extracorporeal respiratory support while the patient is awake and spontaneously breathing. The ART Rebalances oxygenation saturation levels & CO 2 removal with O 2 saturation level being raised in minutes ² . The design supports the company ’ s business model to encourage the extension of acute respiratory care beyond the ICU into General Medical Wards. Hemo Protective Technology Non - invasive blood sensors using optical technology on AI developed algorithms, measure key blood values. The sensors perform real - time measurements on the system circulated blood. Results are analyzed and initiate protocols to minimizing the destruction of red blood cells and clotting. The unique Low flow - velocity ratio maintained throughout blood passage in disposable kit utilizes proprietary hemo - protective pump, designed to prevent hemolysis and thrombosis. Disposable Respiratory Support Unit and Cannula ART is designed to minimize the need for invasive mechanical ventilation Without ART ART System Activated 8 0.48 0.73 0.93 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 1.00 Femoral vein Pulmonary artery Carotid artery SvO 2 & SaO 2 ART oxygenation Lung oxygenation 0.37 0.46 0.85 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 0.80 0.90 Femoral vein Pulmonary artery Carotid artery SvO 2 & SaO 2 Blood with different saturation levels mixes Lung oxygenation Saturation levels boosted On average increased pulmonary artery by 26% & carotid artery by about 8 - 10% 1 . In adult patients 2 . In August 2020 , animal studies were performed in swine model at LAHAV CRO in Israel. 25 hypoxemic events were induced, in order to test ARTs ’ oxygenation and carbon dioxide removal capabilities. In 20 out of the 25 hypoxemic events induced, ART treatment was provided with a blood flow rate of 1 liter per minute .

P H O T O S

N E W F A C I L I T Y - R A ’ A N A N A, I S R A E L 10

I N S P I R A - L A B T E S T I N G 11

F I N A N C I A L S T A T E M E N T S

13 Research and Development (R&D) Marketing Net Loss The total R&D expenses for the year ended December 31 , 2021 were $ 3.9 M, with the total expenses for the corresponding period in 2020 also totaling $ 3.9 M. However, in comparison to 2020 , in 2021 there was an increase in payroll and related expenses, as well as an increase in subcontractors ’ expenses due to increased R&D efforts in addition to a decrease in materials and related expenses and a material decrease in share - based compensation. The total Marketing expenses for the year ended December 31 , 2021 were $ 1.9 M, as compared to none for the corresponding period in 2020 . In 2021 , the Company focused on marketing, brand awareness and exploring go - to - market capabilities. Approximately 60 % of the expenses attribute to share based compensation. The total G&A expenses for the year ended December 31 , 2021 were $ 7.6 M, compared to $ 2.4 M for the corresponding period in 2020 . The increase resulted primarily from an increase in payroll and related expenses, including share - based payment expenses as well as an increase in costs associated with the Company ’ s status as a publicly traded company with higher professional fees, director fees and D&O insurance costs and IPO expenses in an amount of 1.2 M. The net loss for the year ended December 31 , 2021 was $ 17 M, compared to a net loss of $ 7.2 M for the year ended December 31 , 2020 . General and administrative (G&A) F I N A N C I A L S Y E A R E N D E D D E C E M B ER 31 , 2021

Research and Development (R&D) 14 Marketing Finance R&D expenses for the three months ended December 31 , 2021 were $ 2.6 M compared to $ 1.2 M for the corresponding period in 2020 . The increase resulted primarily from an increase in payroll and related expenses, including share - based payment expenses as well as an increase in subcontractor expenses due to increased R&D efforts. Marketing expenses for the three months ended December 31 , 2021 were $ 1.5 M for the corresponding period in 2020 of which $ 1.1 M attributed to share based payment expenses. As opposed to 2020 , in 2021 the Company focused on marketing, brand awareness and exploring go - to - market capabilities. G&A expenses for the three months ended December 31 , 2021 were $ 4.1 M, compared to $ 1.1 M for the corresponding period in 2020 . The increase resulted primarily from an increase in payroll and related expenses, including share - based payment expenses as well as an increase in costs associated with the Company ’ s status as a publicly traded company with higher professional fees, director fees and D&O insurance costs. Finance expenses for the three months ended December 31 2021 were $ 2.9 M compared to $ 886,000 for the corresponding period in 2020 . The increase in finance expenses was due to a measurement at fair value of the Company ’ s financial equity liabilities to pre - IPO and IPO investors. General and administrative (G&A) F I N A N C I A L S T H R E E M O N T H S E N D E D D E C E M B ER 31 , 2021 The Company ’ s net loss for the three months ended December 31 , 2021 was $ 11.3 M, compared to a net loss of $ 3.2 M for the three months ended December 31 , 2020 . Net Loss

15 Cash & Cash Equivalents Financial Liabilities Cash & cash equivalents were $ 23.7 M as of December 31 , 2021 , compared to $ 496,000 as of December 31 , 2020 . The increase mainly reflects the proceeds from the IPO as well as proceeds from warrants exercises, less cash used in operati ons , during the year ended December 31 , 2021 . Financial liabilities at fair value totaled $ 3.2 M as of December 31 , 2021 , compared to $ 1.5 M as of December 31 , 2020 . The financial liabilities represent the fair value of the Company ’ s equity liabilities to pre - IPO and IPO investors. As of December 31 , 2021 , shareholders ’ equity totaled $ 20.3 M, compared to a shareholder ’ s deficit total of $ 1.7 M as of December 31 , 2020 . Shareholder ’ s Equity F I N A N C I A L S B A L A N C E S H E E T H I G H L I G H T S

S T A T E M E N T S O F F I N A N C I A L P O S I T I O N (U .S. D o l l a r s I n t h o u s a n d s) 16 ART – Respiratory Support System TM December 31, December 31, 2021 2020 ASSETS Current Assets: Cash and cash equivalents 23,749 496 Other accounts receivable 759 188 Total current assets 24,508 684 Non-Current Assets: Right of use assets, net 1,160 258 Property, plant and equipment, net 202 45 Total non-current assets 1,362 303 Total Assets 25,870 987

17 S T A T E M E N T S O F F I N A N C I A L P O S I T I O N (U .S. D o l l a r s I n t h o u s a n d s) Dual Lumen Cannula December 31, December 31, 2021 2020 LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities: Trade accounts payables 93 3 Other accounts payable 725 549 Lease liabilities 281 180 Financial Liabilities at Fair Value 3,215 219 Total current liabilities 4,314 951 Non-Current Liabilities: Lease liabilities 900 95 Financial Liabilities at Fair Value - 1,273 Loan from the Israeli Innovation Authority 302 372 Total non- current liabilities 1,202 1,740 Shareholders’ Equity: Share capital and premium 48,935 10,767 Foreign exchange reserve 210 (635) Accumulated deficit (28,791) (11,836) Total equity 20,354 (1,704) Total Liabilities and Shareholders’ Equity 25,870 987

18 S T A T E M E N T S O F F I N A N C I A L P O S I T I O N (U .S. D o l l a r s I n t h o u s a n d s) Oxygenator Initiation System Pump ART - Hemo Protective System For the Year Ended December 31, For the Three-Month Period Ended December 31, 2021 2020 2021 2020 Research and development expenses 3,909 3,873 2,655 1,274 Marketing expenses 1,951 - 1,560 - General and administrative expenses 7,572 2,447 4,145 1,119 Other income - 51 - - Operating loss 13,432 6,269 8,360 2,393 Finance expenses (income) 3,523 959 2,950 886 Loss (profit) before tax 16,955 7,228 11,310 3,279 Taxes on income - - - - Loss (profit) for the period 16,955 7,228 11,310 3,279 Other comprehensive loss (profit), net of tax: Items that will not be reclassified to profit or loss: Exchange profits(losses) arising on translation to presentation currency 845 (599) 590 53 Total comprehensive loss for the period (16,110) 7,827 72010, 3,226

ADDITIONAL INFORMATION

WEBSITE INFORMATION

https://inspira-technologies.com/

FORWARD - LOOKING STATEMENTS

This document of InspiraTM Technologies Oxy B.H.N. Ltd. (Inspira Technologies or the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities law. Words such as "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision and mission, the potential of its product, market penetration and gaining market share, its reimbursement strategy, regulatory submissions, market potential for its products, commercialization of its product, the potential to use its product together with mechanical ventilation, reimbursement strategy for its product, regulatory approval process of its product candidates, the benefits and use of its product candidates "intended patient population, lines of therapy and market milestones 2022-2023 and its future growth. The document also contains estimates with respect to the Company's health economics model. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission (the "SEC"), including, but not limited to, the risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2021 and documents incorporated by reference therein. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws as well as subsequent filings with the SEC. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company is using forward-looking statements when it discusses the potential of its products, it's missions, its intended 2022 milestones, its strategic agreements and potential profits from these agreements, the benefits and use of its product candidates, and the regulatory submission and approval process, and timing of such processes, of its product candidate.

19
inspira™ Breathing. Empowered.